SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 4)


                          Farmer Brothers Co.
                           (Name of Issuer)

                      Common Stock, par value $1
                    (Title of Class of Securities)


                             307675108
                           (CUSIP Number)


                            David Winters
                    Franklin Mutual Advisers, LLC
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2177

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           September 19, 2002
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    184,688 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    184,688 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    184,688 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    9.6% (See Item 5)


14. TYPE OF REPORTING PERSON          IA



This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed on November 21, 2000 of the Reporting Persons, as amended by Amendment No. 1 thereto, filed on April 18, 2002, Amendment No. 2 thereto, filed on June 27, 2002, and Amendment No. 3 thereto, filed July 30, 2002, with respect to the common stock, par value $1.00 per share (the Common Stock), of Farmer Brothers Co., a California corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 7 is amended by adding the following:

Item 7. Materials to be Filed as Exhibits

Exhibit E: September 19, 2002 Letter from Mutual Beacon and Mutual Discovery Funds to the Roy F. Farmer



After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


September 19, 2002


Franklin Mutual Advisers, LLC


By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary

EXHIBIT E

[FRANKLIN MUTUAL SERIES FUND INC. LETTERHEAD]

September 19, 2002
By fax to 310.320.2436

Mr. Roy F. Farmer
Chairman
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

Dear Mr. Farmer:
We have not yet received a response from Farmer Bros. Co. (the Company) to our August 16, 2002 letter addressed to your Treasurer, Mr. Simmons. In that letter, we asked when you would be prepared to make records available for our inspection as required by our July 26, 2002 demand pursuant to Section 1601 of the California Corporations Code, or, alternatively, whether you would provide all investors with a public report of the information we sought.

We have, however, received a copy of the August 26, 2002 letter from Matthew Chambers of Wilmer Cutler & Pickering written to the staff of the Securities and Exchange Commission ("SEC") on behalf of Farmer Bros., stating that you intend to exclude our shareholder proposal from the Company's proxy statement for shareholder voting at the annual meeting. Although we intend to submit to the SEC a reply to your objections, some of the arguments raised by Mr. Chambers disturbed us sufficiently to warrant our contacting you prior to doing so.

Mr. Chambers stated in his letter to the SEC that Farmer Bros. would be in violation of securities laws if it registered under the Investment Company Act of 1940 (ICA), citing examples which included specified Company transactions with the affiliated employee stock option plan. Left unsaid by Mr. Chambers is the fact that, if Farmer Bros. currently meets the ICA definition of an investment company and has no basis for exemption from the applicable regulations, it would be in violation of the ICA regardless of whether our shareholder proposal is included in Farmer Bros. proxy or whether it is ever approved or not by shareholders.

As shareholders, we are extremely concerned about whether or not Farmer Bros. is in compliance with the ICA. Two major reasons underlie our concern: (1) the potential liabilities to the Company arising from any violations of the ICA, and (2) the failure of shareholders to receive the protections intended by the ICA. We assume that you, as a fellow shareholder and also as a director with fiduciary responsibilities to your other shareholders, would share our concern as to whether the Company is in compliance with the ICA.

You have known at least since April that Farmer Bros. appears to meet the ICA definition of an investment company and was consequently at risk of being in violation of the ICA. The fact that the Company has not stated publicly since that date that it is NOT an investment company implies either of two things. Either you never checked to see whether in fact Farmer Bros. met the statutory definition or you did and have determined not to announce your findings.

As to the first possibility, it is inconceivable to us that, in light of your fiduciary duties as a director, you and the board wouldnt have immediately made the necessary inquiry to determine whether the Company was an investment company as defined in the ICA. However, it is almost as inconceivable to us that you would have investigated the matter and then deliberately chosen not to disclose your findings to your shareholders. We fail to see any justification for the Companys silence given your fiduciary duties as a director, as well as your disclosure obligations as an officer and director of a public company.

Against this background, we now are in receipt of Mr. Chambers statement that the Company would be in violation of the ICA if it registered as an investment company. Although his statement alone is not explicit enough to warrant any conclusions as to whether the Company is an investment company as defined in the ICA, we see a possible opportunity to eliminate needless back and forth regarding our proposal. We believe it would expedite the task of the SEC staff to resolve the appropriateness of our shareholder proposal if Mr. Chambers would expand upon his statement and simply tell the SEC whether the Company is an investment company under the ICA.

We therefore urge you to resolve this matter by informing the SEC (1) whether you believe the Company is, or is not, an investment company as defined by the ICA, and (2) if it is an investment company, of any basis you may have identified for exempting Farmer Bros. from ICA registration requirements, with a request for Staff concurrence with your position in the form of a no-action letter.

In order for us to timely submit a reply to the SEC staff, please let us know by the close of business on September 24, 2002 whether you intend to comply with this request. Please also let us know at that time when you intend to respond to our earlier July 26th request for records. We will then provide the SEC with whatever reply is appropriate by September 26, 2002, and will encourage the Staff to defer its attention to your attorneys arguments regarding our proposal until that time.

Very truly yours,
MUTUAL BEACON FUND
MUTUAL DISCOVERY FUND
By: FRANKLIN MUTUAL ADVISERS, LLC



---------------------------------------
Name:  David Winters
Title: President, CEO & CIO
Ph:       973.912.2177